                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 ePresence, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    06698104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   David J. Schwartz, Esq.                  Martha D. Vorlicek
   Debevoise & Plimpton LLP                 HarbourVest Partners, LLC
   919 Third Avenue                         One Financial Center
   New York, NY 10022                       Boston, MA  02111
   (212) 909-6000                           (617) 348-3707

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                 March 25, 2004
                              ---------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

(1)        Names of Reporting Persons                 HarbourVest Partners, LLC
           I.R.S. Identification                      I.R.S. No. 04-3335829
           Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                  (a)
           if a Member of a Group                     (b)
--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds                            00

--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                               Delaware

--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
  Beneficially
     Owned                          3,947,380
    by Each                  ---------------------------------------------------
   Reporting                 (8)    Shared Voting Power
  Person With
                             ---------------------------------------------------
                             (9)    Sole Dispositive Power

                                    3,947,380
                             ---------------------------------------------------
                             (10)   Shared Dispositive Power

--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                  3,947,380
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                                             16.4%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                                          IA

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                                  Page 2 of 12

(1)        Names of Reporting Persons                      D. Brooks Zug
           I.R.S. Identification
           Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                       (a)
           if a Member of a Group                          (b)
--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds                                  00

--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                     USA

--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
 Beneficially
    Owned                    ---------------------------------------------------
   by Each                   (8)    Shared Voting Power
  Reporting                         3,947,380
  Person With                ---------------------------------------------------
                             (9)    Sole Dispositive Power

                             ---------------------------------------------------
                             (10)   Shared Dispositive Power
                                    3,947,380
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                     3,947,380
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                                16.4%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                           IN
--------------------------------------------------------------------------------

(1)        Names of Reporting Persons                        Edward W. Kane
           I.R.S. Identification
           Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                         (a)
           if a Member of a Group                            (b)
--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds                                    00
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                      U.S.A.
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
 Beneficially
    Owned                    ---------------------------------------------------
   by Each                   (8)    Shared Voting Power
  Reporting                         3,947,380
 Person With                 ---------------------------------------------------
                             (9)    Sole Dispositive Power

                             ---------------------------------------------------
                             (10)   Shared Dispositive Power
                                    3,947,380
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                    3,947,380
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                               16.4%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                          IN
--------------------------------------------------------------------------------

(1)        Names of Reporting Persons               HVP V-Direct Associates LLC
           I.R.S. Identification                    I.R.S. No. 04-3349950
           Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                          (a)
           if a Member of a Group                             (b)
--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds                                    00
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                        Delaware
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
 Beneficially
    Owned                    ---------------------------------------------------
   by Each                   (8)    Shared Voting Power
  Reporting                          3,947,380
 Person With                 ---------------------------------------------------
                             (9)    Sole Dispositive Power

                             ---------------------------------------------------
                             (10)   Shared Dispositive Power
                                    3,947,380
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                       3,947,380
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                                  16.4%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                              00
--------------------------------------------------------------------------------

(1)        Names of Reporting Persons              HarbourVest Partners V-Direct
           I.R.S. Identification                   Fund L.P.
           Nos. of Above Persons (entities only)   I.R.S. No.  04-3349952
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                    (a)
           if a Member of a Group                       (b)
--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds                               WC
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                  Delaware
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
  Beneficially
     Owned                   ---------------------------------------------------
    by Each                  (8)    Shared Voting Power
   Reporting                        3,947,380
  Person With                ---------------------------------------------------
                             (9)    Sole Dispositive Power

                             ---------------------------------------------------
                             (10)   Shared Dispositive Power
                                    3,947,380
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                3,947,380
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                           16.4%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                      PN
--------------------------------------------------------------------------------

               CONTINUATION PAGES TO SCHEDULE 13D, AMENDMENT NO. 1

      This Amendment No. 1 to Schedule 13D, is filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP V-Direct Associates LLC ("Associates V"), and HarbourVest Partners V-Direct Fund L.P. ("Fund V") (together the "Reporting Persons") to amend the Schedule 13D, relating to the Common Stock, par value $.01 of ePresence, Inc., a Massachusetts corporation (the "Issuer") originally filed by the Reporting Persons on November 3, 2003. Items 3, 4, 5, 6 and 7 are hereby amended, restated and supplemented. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

      Pursuant to an Agreement and Plan of Merger, dated as of March 25, 2004 (the "Merger Agreement"), by and among Infospace, a Delaware corporation ("InfoSpace"), Switchboard Incorporated, a Delaware corporation ("Switchboard") and Big Book Acquisition Corp., a Delaware corporation and wholly owned subsidiary of InfoSpace ("Merger Sub"), and subject to the conditions set forth therein (including approval by stockholders of Switchboard), Merger Sub will merge with and into Switchboard (the "Merger") with Switchboard as the surviving corporation of the Merger (the "Surviving Corporation"), and Switchboard will become a wholly owned subsidiary of InfoSpace.

      As a condition and inducement for InfoSpace to enter into the Merger Agreement and in consideration thereof, on March 25, 2004 Issuer entered into a voting agreement with InfoSpace and Switchboard (the "Majority Stockholder Voting Agreement"), whereby Issuer agreed, subject to receiving the approval of its stockholders, to vote all of the shares of Switchboard Common Stock beneficially owned by Issuer at any Switchboard stockholders meeting (i) in favor of adoption of the Merger Agreement, approval of the Merger and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement. Issuer granted the directors of InfoSpace an irrevocable proxy to vote its shares of Issuer's Common Stock subject to the Majority Stockholder Voting Agreement as described above, provided that such shares may not be so voted until Issuer receives approval of its stockholders of the disposition of its shares of Switchboard Common Stock in the Merger.

      Further, as a condition and inducement to enter into the Merger Agreement and in consideration thereof, on March 25, 2004 Fund V entered into a voting agreement with InfoSpace, Switchboard and Issuer (the "ePresence Voting Agreement") whereby Fund V agreed to vote or to cause to be voted all of the shares of Issuer's Common Stock owned of record or beneficially by Fund V (a) in favor of approval of the Stockholder Voting Proposal (as defined in the ePresence Voting Agreement) and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with the Stockholder Voting Proposal or consummation of the Merger and the transactions contemplated by the Merger Agreement. Fund V granted the directors of

InfoSpace an irrevocable proxy to vote its shares of Issuer's Common Stock subject to the ePresence Voting Agreement as described above.

      In addition, as a condition and inducement for InfoSpace to enter into the Merger Agreement and in consideration thereof, InfoSpace and Switchboard entered into individual voting agreements (the "Switchboard Voting Agreement") with certain stockholders of Switchboard (the "Switchboard Stockholders"). On March 25, 2004, Robert M. Wadsworth ("Wadsworth"), a member and Managing Director of HarbourVest, a director of Issuer and the holder of 140,000 options that are exercisable or will become exercisable within 60 days to purchase 140,000 shares of common stock, $0.01 par value per share, of Switchboard, entered into a Switchboard Voting Agreement, whereby he agreed to vote all of the shares of Switchboard Common Stock owned of record or beneficially by him at any Switchboard stockholders meeting (i) in favor of adoption of the Merger Agreement, approval of the Merger and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement. Wadsworth granted the directors of InfoSpace an irrevocable proxy to vote his shares of Switchboard Common Stock subject to the Switchboard Voting Agreement as described above.

      Fund V was not paid any consideration in connection with the execution and delivery of the ePresence Voting Agreement.

      Wadsworth was not paid any consideration in connection with the execution and delivery of the Switchboard Voting Agreement.

      All references to the Merger Agreement, the Majority Stockholder Voting Agreement, the ePresence Voting Agreement and the Switchboard Voting Agreement and any terms referred to therein in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibits 5, 6, 7 and 8 hereto, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

      As described in Item 3 above, this statement relates to the proposed Merger of Merger Sub with and into Switchboard in a statutory merger pursuant to the applicable provisions of Delaware law. At the time of the Merger (the "Effective Time"), Merger Sub will cease and Switchboard will continue as the Surviving Corporation and as a wholly-owned subsidiary of InfoSpace. Each holder of outstanding common stock of Switchboard, par value $0.01 per share ("Switchboard Common Stock"), will receive, in exchange for each share of Switchboard Common Stock held by such holder, $7.75 in cash. The Merger is subject to various conditions, including the approval of the Merger and the Merger Agreements by the stockholders of Switchboard.

      Pursuant to the ePresence Voting Agreement, Fund V agreed to vote or to cause to be voted all of the shares of Issuer's Common Stock owned of record or beneficially by Fund V (a) in favor of approval of the Stockholder Voting Proposal (as defined in the ePresence Voting Agreement) and any action in furtherance thereof and (ii) against approval of any proposal made in opposition to, or in competition with the ePresence Voting Agreement or consummation of the Merger and the transactions contemplated by the Merger Agreement. The ePresence Voting Agreement terminates upon the earlier to occur of (i) the date upon which the Majority Stockholder Voting Agreement is terminated and (ii) the Effective time.

      The purpose of the transactions under the ePresence Voting Agreement is to enable InfoSpace and Switchboard to consummate the transactions contemplated under the Merger Agreement.

      All references to the Merger Agreement, the Majority Stockholder Voting Agreement, the ePresence Voting Agreement and the Switchboard Voting Agreement and any terms referred to therein in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibits 5, 6, 7 and 8 hereto, respectively, and are incorporated herein by reference.

      Except as described herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) HarbourVest, as the result of its position as the sole managing member of Associates V, Zug and Kane, as the result of their positions as managing members of HarbourVest, Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner, may each be deemed to beneficially own an aggregate of 3,947,380 shares of Common Stock, or 16.4% of the Common Stock currently outstanding (based on 22,816,470 shares of common stock outstanding as of March 5, 2004, as reported by the Issuer in Form 10-Q filed with the Securities and Exchange Commission on March 30, 2004), as a result of their beneficial ownership of:

            (i) 2,631,580 shares of Common Stock directly owned by Fund V; and

            (ii) 1,315,800 shares of Common Stock, assuming exercise of 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $5.00 and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $4.50, directly owned by Fund V.

            Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interest therein.

            Wadsworth holds 77,000 currently exercisable non-qualified fully vested stock options to purchase 77,000 shares of Issuer's Common Stock. If Wadsworth were to exercise all of the currently exercisable stock options held by him, his ownership percentage based on the number of shares of Issuer's Common Stock currently outstanding would be 0.34%. Such options and the underlying securities are not included in the number of shares owned by the Reporting Persons or in the calculation of their ownership percentage. Wadsworth disclaims beneficial ownership over all securities beneficially owned by the Reporting Persons, except to the extent of his pecuniary interest therein.

      (b) HarbourVest, as the result of its position as the sole managing member of Associates V, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of:

            (i) 2,631,580 shares of Common Stock directly owned by Fund V; and

            (ii) 1,315,800 shares of Common Stock, assuming exercise of 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $5.00 and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $4.50, directly owned by Fund V.

      Kane and Zug, as the result of their position as managing members of HarbourVest, Associates V, as the sole general partner of Fund V, and Fund V, as record and ultimate owner, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of:

            (i) 2,631,580 shares of Common Stock directly owned by Fund V; and

            (ii) 1,315,800 shares of Common Stock, assuming exercise of 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $5.00 and 657,900 non-voting Common Stock Purchase Warrants with an exercise price per share of $4.50, directly owned by Fund V.

      (c) On March 25, 2004, Fund V entered into the ePresence Voting Agreement with Purchaser. See Items 3 and 4 above.

      (d) Wadsworth has agreed that the proceeds of the exercise of any options held by him will be remitted to HarbourVest.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            Except as described in this Schedule 13D, none of Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 4.       Joint Filing Agreement, dated April 22, 2004.

Exhibit 5.       Agreement and Plan of Merger, dated as of March 25,
                 2004, by and among InfoSpace, Inc., Switchboard and Big
                 Book Acquisition Corp. (incorporated herein by reference to Exhibit 99.1 to Schedule 13D filed on April 6, 2004 with the Securities and Exchange Commission (the "SEC") by ePresence, relating to the common stock of Switchboard (the
                 "April 6, 2004 ePresence 13D").

Exhibit 6.       Form of Majority Stock Voting Agreement, dated March 25, 2004
                 (incorporated herein by reference to Exhibit 99.2 to the April 6, 2004 ePresence 13D.)

Exhibit 7.       Form of ePresence Voting Agreement, dated as of March
                 25, 2004, among InfoSpace, Fund V, and Switchboard
                 (incorporated herein by reference to Exhibit 99.4 to the April 6, 2004 ePresence 13D).

Exhibit 8.       Form of Switchboard Voting Agreement, dated March 25,
                 2004, by and among Infospace, Switchboard and certain
                 Switchboard stockholders (incorporated herein by reference to Exhibit 99.3 to the April 6, 2004 ePresence 13D.)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2004

                              HARBOURVEST PARTNERS, LLC


                              By:   /s/ Martha D. Vorlicek
                                  -----------------------------------
                              Name:     Martha D. Vorlicek
                              Title:    Member

                              /s/   Edward W. Kane
                              ---------------------------------------
                              Edward W. Kane

                              /s/   D. Brooks Zug
                              ---------------------------------------
                              D. Brooks Zug


                              HVP V-DIRECT ASSOCIATES LLC
                              By:  HARBOURVEST PARTNERS, LLC
                              Its Managing Member

                              By:   /s/ Martha D. Vorlicek
                                 ------------------------------------
                              Name:     Martha D. Vorlicek
                              Title:    Member

                              HARBOURVEST PARTNERS V-DIRECT FUND L.P.
                              By:  HVP V-DIRECT ASSOCIATES LLC
                              Its General Partner
                              By:  HARBOURVEST PARTNERS, LLC
                              Its Managing Member


                              By:   /s/ Martha D. Vorlicek
                                 ------------------------------------
                              Name:     Martha D. Vorlicek
                              Title:    Member